Exhibit 10.1
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into effective as of the 2nd day of November, 2007 by and between Fifth Third Bancorp (“Fifth Third”), an Ohio corporation, and Robert E. James (“Executive”), an individual residing in Mecklenburg County, North Carolina. (the Executive and Fifth Third may be referred to hereinafter as the “Parties”).
WITNESSETH:
     WHEREAS, Executive is currently employed by First Charter Corporation (“First Charter”) and is highly knowledgeable about the business and operations of First Charter’s subsidiaries and other affiliated organizations and the respective markets and customers that they serve;
     WHEREAS, Executive is a valued executive of First Charter and its wholly owned subsidiary, First Charter Bank (the “Bank”) which are merging into Fifth Third (the “Merger”), and, in order to induce Executive to continue employment with Fifth Third and to enhance Executive’s job security, Fifth Third desires to enter into this Agreement to provide compensation to Executive in certain events, including but not limited to Executive’s termination of employment following a change in control of Fifth Third, as hereinafter provided;
     WHEREAS, Fifth Third desires to employ Executive upon the Effective Date of the acquisition of First Charter (the “Effective Date”), and Executive desires to be employed by Fifth Third after the Effective Date, subject to the terms and conditions set forth in this Agreement; and
     WHEREAS, the Executive is party to an “Amended and Restated Employment Agreement” dated December 19, 2001, and as amended thereafter, with First Charter (the “First Charter Employment Agreement”) and the parties hereto desire to terminate the First Charter Employment Agreement for valuable consideration as set forth in this Agreement; and,
     NOW, THEREFORE, in consideration of the terms contained herein, including the compensation Fifth Third agrees to pay to Executive upon certain events, Executive’s employment with Fifth Third, Executive’s covenants and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Fifth Third and Executive agree as follows:
     1. Employment and Duties.
     a. During the Employment Term (as defined in Section 3 below), Fifth Third hereby employs Executive, and Executive hereby agrees to serve, as President & CEO of the Fifth Third affiliate bank headquartered in Charlotte, North Carolina. As such, Executive shall have responsibilities, duties and authority reasonably accorded to, expected of, and consistent with Executive’s position as a President & CEO of a Fifth

Third affiliate. Executive shall also perform the duties and exercise the powers and functions that from time to time may be assigned or vested in him by senior management or the Board of Directors of Fifth Third Bancorp (the “Board”) in relation to: (i) Fifth Third; and/or (ii) any subsidiary or affiliated company of Fifth Third, including general responsibility for the management and operations of Fifth Third. Executive hereby accepts this employment upon the terms and conditions herein contained, and subject to Section 1(c), agrees to devote substantially all of his business time, attention and best efforts to promote and further the business of Fifth Third.
     b. Executive shall faithfully adhere to, execute and fulfill all lawful requests, instructions and policies made by the Board or its authorized agent(s).
     c. Except as specifically authorized in advance by senior management, Executive shall not, during the Employment Term (as defined in Section 3 below), be engaged as an employee or otherwise in any other business or commercial activity pursued for gain, profit or other pecuniary advantage. The foregoing limitations also shall not be construed as prohibiting Executive from making personal investments in such form or manner as will neither require his services in the operation or affairs of the companies or enterprises in which such investments are made nor violate the terms of Section 3 hereof, provided, however, that during the Employment Term (as defined in Section 3 below), Executive may not beneficially own the stock or options to acquire stock totaling more than 5% of the outstanding shares of any corporation or entity, or otherwise acquire or agree to acquire a significant present or future equity or other proprietorship interest, whether as a stockholder, partner, proprietor, or otherwise, with any enterprise, business or division thereof, that is engaged in Competitive Activity (as defined in Section 11 below) with Fifth Third.
2. Compensation. For all services rendered by Executive during the Employment Term (as defined in Section 3 below), Fifth Third shall compensate Executive as follows:
     a. Base Salary. During the Employment Term (as defined in Section 3 below), Fifth Third will pay Executive a bi-weekly base salary as compensation for Executive’s services hereunder of $16,346.40, equivalent to $425,006.40 per year (the “Base Salary”), payable on a regular basis in accordance with Fifth Third’s standard payroll procedures but not less than monthly, less applicable deductions required by law. On at least an annual basis thereafter during the Employment Term (as defined in Section 3 below), Fifth Third will review Executive’s performance and, based upon the recommendations of the Compensation Committee, may increase such Base Salary if, in its discretion, such adjustment is warranted.
     b. Bonus. In addition to the Base Salary set forth above, during the Employment Term (as set forth in Section 3 below) and as long as Executive remains actively employed by Fifth Third, Executive will participate in Fifth Third’s Variable Compensation Plan with a target payment of 60% of Base Salary and a maximum potential of 120% of Base Salary. This bonus will be paid at the same time and on similar terms as similarly situated employees receive their Bonus payment. In addition, Executive will be eligible for annual long term incentive grants up to $600,000 on the same terms and conditions as similarly situated employees. These amounts will be determined by one or more arrangements including but not limited to the 2004 Fifth Third Bancorp Incentive Compensation Plan, as such may be in effect from time to time (collectively, the “Bonus”), the amount of which shall be determined in the sole discretion of the Board. In making its determination of the amount of the Bonus, if any, to be paid, the Board may take into account, among other things: (i) Executive’s qualifications and experience; (ii) the duties and responsibilities of Executive; (iii) the services performed and the contributions of Executive to the success of Fifth Third; (iv) compensation patterns in similar businesses for similar executives; (v) Fifth Third’s financial resources to pay the bonus; and (vi) such other factors as the Board shall deem to be relevant.
     c. Executive Perquisites, Benefits and Other Compensation. During the Employment Term (as defined in Section 3 below), Executive shall be entitled to receive additional benefits and compensation from Fifth Third in such form and to such extent as specified below:
     i. Payment of all or a portion of premiums for coverage for Executive and his dependent family members under health, hospitalization, disability, dental, life and other insurance plans that Fifth Third may have in effect from time to time. Benefits provided to Executive under this Section 2(c)(ii) will require Executive to pay the same proportion of premiums for, and shall provide benefits at least equal to, the benefits then provided to Fifth Third’s other executive employees.
     ii. Reimbursement for all business travel and other out-of-pocket expenses reasonably incurred by Executive in the performance of his services pursuant to this Agreement. All reimbursable expenses shall be appropriately documented in reasonable detail by Executive upon submission of any request for reimbursement, and in a format and manner consistent with Fifth Third’s expense reporting policy.
     iii. Fifth Third shall provide Executive with other employee perquisites as may be available to or deemed appropriate for Executive by the Board and participation in all other company-wide employee benefits, including but not limited to, any qualified and/or nonqualified retirements plans sponsored by Fifth Third, as such are available from time to time. Such current additional perquisites are listed on Schedule A, which is attached hereto and incorporated herein, and may be amended from time to time in the discretion of the Board. In addition, Schedule B, which is attached hereto and incorporated herein, lists those other supplemental benefits in which Executive is entitled to participate, and may be amended or modified from time to time.
3. Term of Agreement. The Parties intend that the term of this agreement provide the Executive with a three year contract that will expire, unless the Agreement is terminated sooner as provided in Sections 5 or 7. The term of Executive’s employment under this Agreement shall be deemed to have commenced on the Effective Date and shall be for a period of three years unless sooner terminated as provided in Sections 5 or 7. Executive’s term of employment with Fifth Third under this Agreement is referred to as the “Employment Term.”
4. Certain Termination of Employment Agreement Payments. Immediately if possible, but no later than thirty (30) days, after the Effective Date, Employer shall pay to Executive a lump-sum cash payment in the amount of $353,960.00 as compensation for terminating the First Charter Employment Agreement, which will terminate and become null and void upon the Effective Date. No further benefits will be due to Executive under the First Charter Employment Agreement after the Effective Date.
5. Termination. In addition to the provisions set forth in Section 3 above, the Employment Term shall terminate immediately upon the occurrence of any of the following events: (a) immediately upon the death of Executive; (b) upon the Disability of Executive (as defined below); (c) upon the effective date of Resignation by Executive Without Good Reason (as defined below); (d) upon the effective date of Resignation by Executive For Good Reason (as defined below); (e) upon the 60th day following the date senior management or the Board gives Executive notice of Termination Without Cause (as defined below); or (f) upon the close of business on the date the Board gives Executive notice of Termination for Cause (as defined below).
     a. Disability. “Disability” shall mean the inability of the Executive to engage in his profession by reason of any medically determinable physical or mental impairment which can be expected to result in death or which is to last or can be expected to last for a continuous period of not less than twelve months, as determined by the Board in its sole discretion upon certification thereof by qualified physicians selected by the Board after such physician examines the Executive.
     b. Resignation Without Good Reason. “Resignation Without Good Reason” shall mean any voluntary termination or resignation by Executive for any reason other than death of Executive, “Disability” or “Resignation for Good Reason”. Executive is required to give at least 60 days advance written notice of Resignation Without Good Reason to senior management, and Fifth Third is entitled upon receiving such notice, in its discretion, to accept such resignation as effective on: (i) the resignation date proposed by Executive, or (ii) such other earlier date designated by Fifth Third. In addition, Fifth Third will be required to pay Executive his regular salary and benefits only through Executive’s final resignation date as agreed to or revised by senior management, regardless of whether Executive is actually permitted to perform any services for Fifth Third during that period.
     c. Resignation For Good Reason. “Resignation For Good Reason” shall mean any voluntary termination or resignation by Executive for: (i) a material reduction in Executive’s position, duties, responsibilities or status, or a change in Executive’s title resulting in a material reduction in his responsibilities or position with Fifth Third, in either case without Executive’s consent, but excluding for this purpose any isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied promptly by Fifth Third after receiving notice from Executive and further excluding any such reductions or changes made in good faith to conform with generally accepted industry standards for Executive’s position; (ii) a reduction in the rate of Executive’s Base Salary or a decrease in any Bonus to which Executive was entitled, in either case without Executive’s consent; provided, however, that a decrease in Executive’s Bonus amount shall not constitute “Good Reason” and nothing herein shall be construed to guarantee such bonus awards if performance, either by Fifth Third or Executive, is below such targets as may reasonably and in good faith be set forth in the 2004 Fifth Third Bancorp Long Term Incentive Plan or other incentive arrangements; or (iii) the relocation of Executive, without his consent, to a location outside a fifty (50) mile radius of Charlotte, North Carolina.
     Executive is required to give at least fifteen (15) days advance written notice of Resignation For Good Reason to senior management, and Fifth Third is entitled upon receiving such notice, in its discretion, to accept such resignation as effective on the resignation date proposed by Executive, or such other earlier date designated by senior management.
     d. Termination Without Cause. “Termination Without Cause” shall mean any termination of the employment of Executive by Fifth Third for any reason other than termination due to the retirement or death of Executive, “Disability” or “Termination for Cause”.
     e. Termination For Cause. “Termination for Cause” shall mean termination of the employment of Executive by Fifth Third as the result of Executive’s: (i) willful misconduct of a material nature in connection with the performance of his duties as an employee; (ii) use of alcohol during working hours beyond that customarily authorized in the performance of Executive’s job duties, repeated use of alcohol after working hours that materially interferes with Executive’s duties under this Agreement, use of illegal drugs, or violation of Fifth Third’s drug and/or alcohol policies; (iii) conviction, guilty plea or plea of nolo contendere for any crime involving moral turpitude or for any felony; (iv) embezzlement or theft from Fifth Third, the Bank or any of their respective customers and employees; (v) gross inattention to or dereliction of duty; (vi) commission or omission of any act of fraud or dishonesty in connection with Executive’s employment with Fifth Third or the Bank; (vii) breach of any fiduciary duty to Fifth Third, including the duty of loyalty; (viii) breach of the obligations set forth in Sections 7-9 of this Agreement; (ix) breach, threatened breach or failure to perform any other provision of this Agreement; or (x) performance of any other willful act(s) which Executive knew or reasonably should have known would be materially detrimental to Fifth Third.
6. Rights Upon Termination. Following the termination of the Employment Term for any reason in Sections 4 or 6, (i) Executive shall be entitled to any earned but unpaid Base Salary, if any, due at the time of termination of the Employment Term (ii) Executive shall have the general right to elect certain coverage continuation under COBRA, and (iii) Executive will not forfeit any vested stock options or vested 401(k) or pension benefits with Fifth Third and the Bank, if any. Thereafter, except for any benefits or payments which may be due as set forth in Section 5(a), 5(b), 5(d), 5(e) or Section 7(a), 7(b), 7(c) and 7(d) below, Executive shall not be entitled to receive any additional compensation, wages, bonuses, incentive pay, commissions, severance pay, consideration and/or benefits of any kind from Fifth Third hereunder upon the termination of the Employment Term.
     a. Death. If termination of the Employment Term occurs at any time due to the death of Executive, then Executive’s personal representative shall be paid all earned but unpaid Base Salary and accrued Bonus (as those terms are described in Section 2) and an additional amount representing one (1) year’s Base Salary, such amounts to be paid in the same manner as provided in Section 2. In addition, all supplemental benefits, awards, grants and options under any Fifth Third or Bank supplemental agreement, stock option or grant will be fully vested notwithstanding any other provision in such plan or grant.
     b. Disability. If termination of the Employment Term occurs at any time due to the Disability of Executive, then Executive shall be entitled to receive all earned but unpaid Base Salary and accrued Bonus (as those terms are described in Section 2) and an additional amount representing one (1) year’s Base Salary, such amounts to be paid in the same manner as provided in Section 2, less any amounts which Executive receives from Fifth Third’s long-term disability plan. In addition, all supplemental benefits, awards, grants and options under any Fifth Third or Bank supplemental agreement, stock option or grant will be fully vested notwithstanding any other provision in such plan or grant.
     c. Termination “For Cause” or Resignation “Without Good Reason". If termination of the Employment Term occurs at any time due to termination by Fifth Third “For Cause” or due to resignation by Executive “Without Good Reason”, then Executive shall be entitled only to receive all earned but unpaid Base Salary, unreimbursed expenses and/or accrued, vested stock options and vested 401(k) or pension benefits through the effective date of the Termination “For Cause” or Resignation “Without Good Reason”.
     d. Termination “Without Cause” or Resignation “For Good Reason". If termination of the Employment Term occurs at any time due to termination by Fifth Third “Without Cause” or due to resignation by Executive “For Good Reason”, then Executive shall be entitled to (i) all accrued, unpaid Base Salary and unreimbursed expenses through the date of such termination; (ii) any prior year annual incentive bonus earned but not yet paid; (iii) continued payment of Executive’s Base Salary for the remainder of the Employment Term; (iii) an annual Bonus amount for the remainder of the Employment Term (calculated as the target Bonus in effect at the time of the termination); (iv) continuation of health and welfare benefit coverage (including coverage for Executive’s dependents to the extent such coverage is provided by Fifth Third for its employees generally) under such plans and programs to which an Executive was entitled to participate immediately prior to the date of the end of his employment for the remainder of the Employment Term, provided such continued participation is possible under the terms and provisions of such plans and programs; and provided further that such coverage may be provided on a nondiscriminatory, tax-free basis; and (v) acceleration of vesting of all supplemental benefits, including but not limited to all awards, grants, and options under any Fifth Third or Bank supplemental agreement, stock option plan or grant notwithstanding any other provision in such plan or grant.

     e. Deductions. All payments set forth in this Section 6 to Executive and/or his personal representative, if any, shall be made subject to applicable withholdings as required by law.
7. Termination Following a Change in Control.
     a. The Parties agree that if, during the Employment Term, a Change in Control (as defined in Section 7.a.ii. hereof) occurs and if, within one (1) year following the Change in Control, the employment of Executive is terminated by Fifth Third Without Cause (as defined in Section 5.d. hereof), Executive’s Compensation (as defined in Section 7.a.iii. below) shall continue to be paid in monthly installments, subject to applicable withholdings, by Fifth Third for a period of thirty-five (35) months following such termination of employment. Furthermore, if, within one (1) year following the Change in Control, the employment of Executive is terminated by Executive for Good Reason, Executive’s Compensation (as defined in Section 7(a)(iii) below) shall continue to be paid in monthly installments, subject to applicable withholdings, by Fifth Third for the greater of the remainder of the Employment Term or two (2) years.
     (i) Good Reason. For purposes of this Section 6, termination by Executive for “Good Reason” shall mean those reasons set forth as “Good Reason” in Section 5(c) of this Agreement, except that the change in Executive’s position, duties, responsibilities, status, title, Base Salary or Bonus shall be measured for such matters as they were in effect immediately preceding the Change in Control.
     (ii) Change in Control. For purposes of this Section 7, Change in Control” shall mean (A) the consummation of a merger, consolidation, share exchange or similar transaction of Fifth Third with any other corporation as a result of which the holders of the voting capital stock of Fifth Third as a group would receive less than 50% of the voting capital stock of the surviving or resulting corporation; (B) the sale or transfer (other than as security for obligations of Fifth Third) of substantially all the assets of Fifth Third; (C) in the absence of a prior expression of approval by the Board, the acquisition of more than 20% of Fifth Third’s voting capital stock by any person within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than a person, or group including a person, who beneficially owned, as of the date of this Agreement, more than 5% of Fifth Third’s securities; (D) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by Fifth Third’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; or (E) any other change in control of Fifth Third of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act or the acquisition of control, within the meaning of Section 2(a)(2) of the Bank Holding Company Act of 1956, as amended, or Section 602 of the Change in Bank Control Act of 1978, of Fifth Third by any person, company or other entity.
     (iii) Compensation. For purposes of this Section 7, Executive’s Compensation shall consist of the following: (A) Executive’s Base Salary in effect immediately preceding the Change in Control, plus (B) an annual bonus equal to the target Bonus in effect under this agreement immediately preceding the Change in Control.
     b. Upon termination of Executive’s employment entitling Executive to Compensation set forth in Section 7(a) above, Fifth Third shall maintain in full force and effect for the continued benefit of Executive for such thirty-five month period health insurance (including coverage for Executive’s dependents to the extent dependent coverage is provided by Fifth Third for its employees generally) under such plans and programs in which Executive was entitled to participate immediately prior to the date of such termination of employment, provided that Executive’s continued participation is possible under the general terms and provisions of such plans and programs. In the event that participation in any such plan or program is barred, Fifth Third shall arrange to provide Executive with health insurance benefits at Fifth Third’s expense for such thirty-five month period substantially similar to those which Executive would otherwise have been entitled to receive under such plans and programs from which his continued participation is barred. However, in no event will Executive receive from Fifth Third the health insurance contemplated by this Section 7(b) if Executive receives comparable insurance from any other source.
     c. Upon termination of Executive’s employment entitling Executive to Compensation as set forth in Section 7(a) above, Executive shall become immediately vested in any and all stock options and shares of restricted stock previously granted by Fifth Third notwithstanding any provision to the contrary of any plan under which the options or restricted stock are granted. Executive may exercise such options only at the times and in the method described in such options. All restrictions on shares of Fifth Third’s stock granted under any plan shall lapse upon a Change of Control. Fifth Third will amend such options or plans in any manner necessary to facilitate the provisions of this Section 7(c).
     d. All payments provided for under this Section 7 shall be paid in cash from the general funds of Fifth Third, and no special or separate fund shall be established, and no other segregation of assets shall be made to assure payment, except as provided to the contrary in funded benefits plans. Executive shall have no right, title or interest whatsoever in or to any investments that Fifth Third may make to aid Fifth Third in meeting its obligations under this Section 7. Nothing contained herein, and no action taken pursuant to the provisions hereof, shall create or be construed to create a trust of any kind or a fiduciary relationship between Fifth Third and Executive or any other person. To the extent that any person acquires a right to receive payments from Fifth Third hereunder, such right shall be no greater than the right of an unsecured creditor of Fifth Third.

     e. All payments set forth in this Section 7 to Executive, if any, shall be made subject to applicable withholdings as required by law.
8. Certain Additional Payments by the Employer.
     a. Anything in this Agreement to the contrary notwithstanding, if it shall be determined that any payment, benefit or distribution to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement (including without limitation pursuant to Section 4 above), pursuant to the Company’s or its affiliates’ benefit plans or programs, pursuant to the benefit plans of Employer or its affiliates, pursuant to or as a result of the Merger Agreement or the Merger, or otherwise (a “Payment”) would, either alone or when taken together with any other payments, benefits or distributions to or for the benefit of Executive, be (i) subject to the excise tax imposed by Section 4999 of the Code (“4999 Excise Tax”), then in such instance Executive shall be entitled to receive from Employer an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes, including, 4999 Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the aggregate amount of the 4999 Excise Tax imposed upon the Payment. To compute the Gross-Up Payment, the highest applicable federal marginal income tax rate and the highest applicable state marginal income tax rate (after reduction for the federal income tax benefit received from the state income tax rate) shall be used.
     b. Executive shall notify Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Employer of a Gross-Up Payment. Such notification shall be given as soon as practicable but no later than fifteen (15) business days after Executive is informed in writing of such claim and shall apprise Employer of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which it gives such notice to Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Employer notifies Executive in writing prior to the expiration of such 30-day period that it desires to contest such claim, Executive shall, at Employer’s sole cost and expense:
(i)	give Employer any information reasonably requested by Employer relating to such claim,

(ii)
take such action in connection with contesting such claim as Employer shall reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney reasonably selected by Employer,

(iii)	cooperate with Employer in good faith effectively to contest such claim, and

(iv)	permit Employer to participate in any proceedings relating to such claim;

provided, however, that Employer shall bear and pay directly all costs and expenses (including attorneys’ fees and additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any 4999 Excise Tax, (including interest and penalties with respect thereto) imposed as a result of such representation and for payment of any and all costs and expenses. Employer’s involvement in any contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

9.
Compliance with Section 409A of the Code. This Agreement is intended in good faith to comply with Section 409A of the Internal Revenue Code of 1986, as amended from time to time, (the “Code”) and the rules and regulations promulgated thereunder (collectively, “Section 409A”) with respect to certain payments, and to be exempt from Section 409A with respect to other payments. With respect to payments made, or to be made, hereunder upon a “termination of employment” that are subject to Section 409A, whether a “termination of employment” has occurred shall be determined in accordance with Treas. Reg. § 1.409A-1(h). Notwithstanding any provisions of the Agreement to the contrary, if the Employer in its discretion reasonably believes any amount to be paid to Executive hereunder is “deferred compensation” subject to Section 409A, and that the Executive is a “Specified Employee” (as defined under Section 409A) as of the date of Executive’s termination of employment hereunder, then, to the extent the Employer in its discretion reasonably believes it necessary to avoid the imposition of excise taxes or other penalties under Section 409A, the payment of benefits, if any, scheduled to be paid to Executive hereunder during the first six (6) month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day following the six-month anniversary of Executive’s termination of employment for any reason other than death. Notwithstanding anything in Section 8 to the contrary, all Gross-Up Payments shall be paid by the end of Executive’s taxable year next following Executive’s taxable year in which the related taxes are remitted to the Internal Revenue Service or other taxing authority

10.	Covenant Not to Disclose Confidential Information.
     a. Executive understands that his position with Fifth Third is one of trust and confidence because of Executive’s access to trade secrets and confidential and proprietary business information. Executive pledges his best efforts and utmost diligence to protect and keep confidential the trade secrets and confidential or proprietary business information of Fifth Third.
     b. Unless required by Fifth Third in connection with his employment or with Fifth Third’s express written consent, Executive agrees that he will not, either during his employment or afterwards, directly or indirectly, use, misappropriate, disclose or aid anyone else in disclosing to any third party for Executive’s own benefit or the benefit of another: (1) all or any part of any of Fifth Third’s or its subsidiaries’ trade secrets or confidential or proprietary information, whether or not the information is acquired, learned, or developed by Executive alone or in conjunction with others; or (2) the details of any contracts, business transactions or negotiations to which Fifth Third or its subsidiaries are a party or of any tenders, offer or proposals submitted to or to be submitted by Fifth Third and/or its subsidiaries in connection with their business. Executive makes the same pledge with regard to the confidential information of Fifth Third’s and its subsidiaries’ customers, contractors, or others with whom Fifth Third or its subsidiaries have a business relationship.
     c. Executive understands that trade secrets and confidential or proprietary information, for purposes of this Agreement, shall include, but not be limited to, any and all versions of Fifth Third’s or its subsidiaries’ computer software, hardware, and documentation; all methods, processes, techniques, practices, product designs, pricing information, billing histories, customer requirements, customer lists, account data, loan records, employee lists and salary/commission information, personnel matters, financial data, operating results, plans, contractual relationships, and projections for business opportunities for new or developing business of Fifth Third or its subsidiaries; and all other confidential or proprietary information, patents, ideas, know-how and trade secrets which are in the possession of Fifth Third or its subsidiaries, no matter what the source, including any such information that Fifth Third or its subsidiaries obtain from a customer, contractor or another party or entity and that Fifth Third treats or designates as confidential or proprietary information, whether or not such information is owned or was developed by Fifth Third.
     d. Executive also agrees that all notes, records (including all computer and electronic records), software, drawings, handbooks, manuals, policies, contracts, memoranda, sales files, customer lists, employee lists or other documents that are made or compiled by Executive, or which were available to Executive while he was employed at Fifth Third, in whatever form, including but not limited to all such documents and data concerning any processes, inventions, services or products used or developed by Executive during his employment, shall be the property of Fifth Third. Executive further agrees to deliver and make available all such documents and data to Fifth Third, regardless of how stored or maintained and including all originals, copies and compilations thereof, upon the separation of his employment, for any reason, or at any other time at Fifth Third’s request.
     e. Executive understands that Fifth Third expects him to respect any trade secrets or confidential information of any of Executive’s former employers, business associates, or other business relationships. Executive also agrees to respect Fifth Third’s express direction to Executive not to disclose to Fifth Third, its officers, or any of its employees any such information so long as it remains confidential.
11. Covenant Not to Compete. Immediately, if possible, but no later than thirty (30) days after the Effective Date, Employer shall pay to Executive the sum of $1,750,000.00 as consideration for the Restrictive Covenants contained within this section. In exchange,

Executive agrees that, unless specifically authorized by Fifth Third in writing, Executive will not until the later of: (i) a period of two (2) years after the last payment is received by the Executive as a result of termination for any reason during the Employment Period or (ii) for a period of two (2) years after his employment with Fifth Third has terminated or ended (whatever the reason for the end of the employment relationship):
     a. Engage in any “Competitive Activity” (as defined below) within the “Restricted Territory” (as defined below);
     b. Serve as an employee, director, owner, partner, contractor, consultant or agent of, or own any interest in (except for beneficially owning the stock or options to acquire stock totaling less than 5% of the outstanding shares in a “public” competitor), any person, firm or corporation that engages in “Competitive Activity” within the “Restricted Territory”; or
     c. Engage in any “Competitive Activity” with, for or towards or divert, attempt to divert or direct others to divert any business of Fifth Third from a then existing Fifth Third customer, a joint venturer or other business partner of Fifth Third (hereinafter referred to as an “affiliate”), or from a potential customer identified through leads or relationships developed during the last two (2) years of Executive’s employment with Fifth Third, within the “Restricted Territory”.
     Furthermore, Executive will not during his employment with Fifth Third and until the later of: (i) a period of three (3) years after the last payment is received by the Executive as a result of termination for any reason during the Employment Period or (ii) a period of two (2) years after his employment with Fifth Third has terminated or ended (whatever the reason for the end of the employment relationship) solicit or hire for employment or as an independent contractor any employee of Fifth Third, the Bank or any of Fifth Third’s affiliates, or solicit, assist, induce, recruit, or assist or induce anyone else to recruit, or cause another person in the employ of Fifth Third, the Bank or any of Fifth Third’s affiliates to leave his employment with Fifth Third, the Bank or Fifth Third’s affiliate for the purpose of joining, associating, or becoming employed with any business or activity with which Executive is or expects to be directly or indirectly associated or employed.
     “Competitive Activity” means: (1) the business activities engaged in by Fifth Third during Executive’s employment with Fifth Third, including the sales, marketing, distribution and provision of banking, financial and insurance services or other products or services of the type of which Executive was involved during his employment with Fifth Third; and/or (2) the performance of any other business activities competitive with Fifth Third and/or the Bank for or on behalf of any financial or insurance services entity.
     “Restricted Territory” means: (1) the geographic area encompassing a twenty-five (25) mile radius of Charlotte, North Carolina; and/or (2) any Metropolitan Statistical Area (as defined by the United States Department of Commerce) from which Fifth Third generated at least five percent (5%) of its gross annual revenue during the last two calendar years before the end of Executive’s employment with Fifth Third.

     Executive further agrees that except with the express written consent of senior management or the Board, Executive will not engage in any Competitive Activity individually or with any entity or individual other than Fifth Third, the Board or its subsidiaries during the Employment Term.
12. Acknowledgments by Executive.
     a. Executive acknowledges that the restrictions placed upon him by Sections 10 and 11 of this Agreement are reasonable given the nature of Executive’s position with Fifth Third, the area in which Fifth Third markets its products and services, and the consideration provided by Fifth Third to Executive pursuant to this Agreement. Specifically, Executive acknowledges that the length of the Covenant Not to Disclose Confidential Information and Covenant Not to Compete in Sections 10 and 11 are reasonable and that the definitions of “Competitive Activity” and “Restricted Territory” are reasonable.
     b. Executive acknowledges that all of the provisions of the Agreement are fair and necessary to protect the interests of Fifth Third. Accordingly, Executive agrees not to contest the validity or enforceability of Sections 10 or 11 hereof.
     c. Executive understands that every provision of this Agreement is severable from each other provision of this Agreement. Therefore, if any provision of this Agreement, including but not limited to all provisions of Sections 10 and 11, is held invalid or unenforceable, every other provision of this Agreement will continue to be fully valid and enforceable. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be void or unenforceable, Executive and Fifth Third agree that such provision shall be enforced to the extent reasonable under the circumstances and that all other provisions shall be enforceable to the fullest extent permissible by law. Executive and Fifth Third further agree that, if any court makes such a determination, such court shall have the power to reduce the duration, scope and/or area of such provisions and/or delete specific words and phrases by “blue penciling” and, in its reduced or blue penciled form, such provisions shall then be enforceable as allowed by law.
     d. Executive understands that his obligations under Sections 10 and 11 of this Agreement will continue whether or not his employment with Fifth Third is terminated voluntarily or involuntarily, or with or without Cause or Good Reason.
13. Breach by Executive. Executive agrees that in the event of any breach or threatened breach of the provisions of Sections 10 and 11 hereof by Executive, Fifth Third’s remedies at law would be inadequate, and Fifth Third shall be entitled to an injunction (without any bond or other security being required), restraining such breach, and costs and attorneys’ fees relating to any such proceeding or any other legal action to enforce the provisions of this Agreement, but nothing herein shall be construed to preclude Fifth Third from pursuing any other remedies at law or in equity available to it for any such breach or threatened breach. Moreover, Executive also agrees that if Executive breaches any of Sections 10 or 11 above, Executive shall forfeit at the time of the breach the right to any additional future payments or benefits under this Agreement, except to the extent such benefits or payments are vested and earned. In such case, Executive and Fifth Third agree that the confidential information and non-compete obligations contained in this Agreement shall remain valid and enforceable based upon the consideration actually paid.
14. Assignment and Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, Executive and Fifth Third and their respective permitted successors and assigns. Neither this Agreement nor any right or interest hereunder shall be assignable by Executive, his beneficiaries, or legal representatives without Fifth Third’s prior written consent. Fifth Third will require any successor (whether direct or indirect, by purchase, merger, consolidation, share exchange or otherwise) to all or substantially all of the business and/or assets of Fifth Third, by agreement in form and substance satisfactory to Executive, to expressly assume and agree to perform all of Fifth Third’s obligations under this Agreement in the same manner and to the same extent that Fifth Third would be required to perform it if no such succession had taken place, and to perform all obligations to Executive as provided in Section 7. Failure of Fifth Third to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to compensation from Fifth Third in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the date Executive’s employment was terminated. As used in this Agreement, “Fifth Third” shall mean Fifth Third as defined herein and any successor to its business and/or assets as aforesaid that executes and delivers the agreement provided for in this Section 14 or that otherwise becomes bound by the all terms and provisions of this Agreement by operation of law.
15. Complete Agreement. This written Agreement is the final, complete and exclusive statement and expression of the Employment Agreement between Fifth Third and Executive and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This written Agreement may not be later modified except by a further writing signed by a duly authorized officer of Fifth Third and Executive, and no term of this Agreement may be waived except by writing signed by the party waiving the benefit of such term.
     16. Notice. Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

To Fifth Third:	Paul Reynolds
Executive Vice President & General Counsel
Fifth Third Bank
ML 10AT76
Cincinnati, Ohio 45263

To Executive:	Robert E. James
2523 Monet Terrace
Charlotte, North Carolina 28226
Notice shall be deemed given and effective on the earlier of three (3) days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received. Either party may change the address for notice by notifying the other party of such change in accordance with this Section 16.
     17. Headings. The section headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of the Agreement or of any part hereof.
     18. Governing Law. This Agreement shall in all respects be construed according to the laws of the State of North Carolina.
     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

FIFTH THIRD BANCORP

By:	/s/ PAUL L. REYNOLDS

Name:	PAUL L. REYNOLDS

Title:	Executive Vice President, Secretary and General Counsel

EXECUTIVE

/s/ ROBERT E. JAMES

ROBERT E. JAMES

Schedule A
•	Business related travel and entertainment expenses

•	Mobile telephone expenses

•	Country club membership dues

•	Civic club membership dues

•	Car Allowance of $15,000 (minus statutory deductions)

•	Life Insurance Premiums of $11,429.07 (minus statutory deductions)

Schedule B
•	Medical Insurance

•	Dental Insurance

•	Benefit Choice Dollars at 4% of base pay capped at $4,000

•
Short-term Disability with a fourteen (14) day elimination period, and a benefit of at least 60% of base pay during illness for a maximum of one hundred eighty (180) calendar days. Employee accrues 12 days per year and unused days carry-over and are paid at 100% during an illness

•	Long-term Disability with a ninety (180) day elimination period and a benefit of 60% of base salary, up to $20,000 per month, once approved by the Long-term Disability carrier.

•	Life Insurance equivalent to one times base pay, with a $1,000,000 maximum benefit.

•	Accidental Death and Dismemberment Insurance equivalent to one times base pay, with a $1,000,000 maximum benefit.

•	Fifth Third Master Profit Sharing Plan 401(k) Plan

•	Benefit Restoration Match and profit sharing for contributions limited under the Fifth Third Master Profit Sharing Plan 401(k) Plan

•	Fifth Third Executive Deferred Compensation Plan

•	Employee Stock Purchase Plan

•	Vacation of four (4) weeks for Executive Vice President

•	Supplemental Life Insurance policy and Personal Accident

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